UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	001-54912

WORLDWIDE NFT INC.
(Exact name of registrant as specified in its charter)

3535 Executive Terminal Drive Henderson, Nevada 89052 (702) 840-4433
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.001
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Six

Pursuant to the requirements of the Securities Exchange Act of 1934, Worldwide NFT Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Worldwide NFT Inc.

Date: April 26, 2024	By:	/s/ George Sharp
	Name:	George Sharp
	Title:	President and Chief Executive Officer